Schedule 13G


Name of issuer: Esperion Therapeutics, Inc.

	Title of class of securities: Common Stock, par value $0.001 per share

	Cusip: 29664W105

	Date of event which requires filing: 12/31/2021

	Rule 13d-1(b)

	1.	Platinum Investment Management Limited

	2.	(b)

	3.

	4.	Sydney Australia

	5.	Platinum Investment Management Limited
		2,442,860 	(3.94%)
		Note:Combined total of underlying managed funds


	6.	N/A

	7.	Platinum Investment Management Limited
		2,713,176 	(4.37%)
		Note:Combined total of underlying managed funds

	8.	N/A

	9.	2,713,176

	10.	No

	11.	4.37%

	12.	IA











Item 1.

(a) 	Esperion Therapeutics, Inc.

(b)     3891 Ranchero Drive
	Suite 150
	Ann Arbor, MI



Item 2.

(a) Platinum Investment Management Limited

(b) Level 8, 7 Macquarie Place
    Sydney NSW 2000
    Australia
(c) Australia
(d) Common Stock
(e) 29664W105

Item 3.
(e) An IA in accordance with Section 240.13d-1(b)(1)(ii)(e)

Item 4.

(a) 2,713,176
(b) 4.37%
(c) (i) 2,442,860
(ii) 0
(iii) 2,713,176
(iv) 0

Item 5
No

Item 6
The clients of Platinum Investment Management Ltd including pooled investment vehicles and other managed accounts have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, Esperion Therapeutics, Inc.

Item 7
N/A

Item 8
N/A

Item 9
N/A



Item 10
(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b) N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.